No. L050435
VANCOUVER REGISTRY

**IN THE SUPREME COURT OF BRITISH COLUMBIA**

AMERICAN BONANZA GOLD MINING CORP.,
INTERNATIONAL TAURUS RESOURCES INC.,
0710882 B.C. LTD. AND AMERICAN BONANZA GOLD CORP.

PETITIONERS

IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE *BUSINESS CORPORATIONS ACT,* S.B.C. 2002, c. 57, AS AMENDED

and

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING AMERICAN BONANZA GOLD MINING CORP., INTERNATIONAL TAURUS RESOURCES INC., 0710882 B.C. LTD. AND AMERICAN BONANZA GOLD CORP.

**ORDER**

| | | |
|---|---|---|
| BEFORE MASTER | ) | TUESDAY, THE 29TH DAY OF |
| | ) | |
| SCARTH | ) | MARCH, 2005 |

UPON THE APPLICATION OF THE PETITIONERS coming on for hearing at the Courthouse, 800 Smithe Street, Vancouver. British Columbia, on the 29th day of March, 2005, AND ON HEARING R. Jennifer Smith, counsel for the Petitioners; and no one appearing on behalf of any shareholders of the Petitioners or other persons affected, although notice to the Shareholders of the Petitioners was given in accordance with the Order of Master Scarth, dated February 22, 2005 and Notice of this application having been publicly made; AND UPON READING the Petition herein dated the 22nd day of February, 2005; AND UPON READING the Affidavits of Giulio Bonifacio sworn the 21st day of February, 2005 and the 24th day of March,

2005, and the Affidavits of Donald M. Lay sworn the 21st day of February, 2005 and the Affidavit of William Bird dated the 24th day of March, 2005, all filed herein; AND UPON Notice having been given to the Court by counsel for the Petitioners that this Order of the Court will constitute the basis for an exemption from registration pursuant to section 3(a)(10) of the United States *Securities Act of 1933*, as amended, with respect to the issuance and exchange of securities contemplated in connection with the Arrangement pursuant to the Plan of Arrangement; AND UPON considering the fairness of the terms and conditions of the Arrangement and the transactions contemplated thereunder and the rights and interests of every person affected thereby; AND UPON finding that the terms and conditions of the transactions contemplated by the Arrangement are procedurally and substantively fair to the Shareholders and other securityholders of each of the Petitioners and not prejudicial to other persons affected; AND UPON it appearing that the terms and conditions of the Arrangement may be properly approved by this Honourable Court;

THE COURT DECLARES that the terms and conditions of the Arrangement are both procedurally fair and substantively fair to the Petitioners and their respective Shareholders who will participate in the Arrangement.

THIS COURT ORDERS THAT:

1. the Arrangement as set forth in the Plan of Arrangement as amended involving the Petitioners, and their shareholders and other securityholders, a copy of which is attached as Schedule "A" hereto, be and the same is hereby approved pursuant to the provisions of s.291(4) of the *Business Corporations Act*, S.B.C. 2002, C.57, as amended;

2. all transactions contemplated by the Arrangement as set forth in the Plan of Arrangement be approved and declared to be substantively and procedurally fair to the Petitioners' shareholders and other securityholders;

3. upon the delivery of a certified copy of the within Order to each of the Petitioners at their registered offices, the Arrangement shall be binding upon the Petitioners and their respective shareholders and other securityholders; and

4. that the Petitioners have liberty to apply for such further Order or Orders as may be appropriate.

BY THE COURT

Deputy District Registrar

APPROVED AS TO FORM:

Counsel for the Petitioners

ENTERED

MAR 2 9 2005

VANCOUVER REGISTRY

VOL 1286 FOL 42

Certified a true copy according to the records of the Supreme Court at Vancouver, B.C.

This 29th day of March 2005

Authorized Signing Officer

## SCHEDULE A

## PLAN OF ARRANGEMENT

## PLAN OF ARRANGEMENT UNDER SECTION 288 ET SEQ. OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

**(As amended February 21, 2005)**

## 1. INTERPRETATION

1.1 In this Plan of Arrangement, unless the context otherwise requires, the following words and phrases shall have the meanings hereinafter set out:

(a) **"Arrangement"** means the arrangement under the provisions of Section 288 et seq. of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement;

(b) **"Arrangement Agreement"** means the arrangement agreement dated for reference December 21, 2004 to which this Plan is Schedule A;

(c) **"Arrangement Resolutions"** means the Special Resolution of each of Bonanza Shareholders, Taurus Shareholders and the sole FairstarSub shareholder, being Fairstar, approving the Arrangement;

(d) **"BCBCA"** means the Business Corporations Act (British Columbia), as amended;

(e **"Bonanza"** means American Bonanza Gold Mining Corp., a company governed by the BCBCA;

(f) **"Bonanza Meeting"** means the extraordinary general meeting of Bonanza Shareholders to be held pursuant to the Interim Order for the purpose of considering, among other things, the Arrangement Resolutions of Bonanza, including any adjournment or adjournments thereof;

(g) **"Bonanza Options"** means the options to acquire Bonanza Shares as described in Schedule F to the Arrangement Agreement;

(h) **"Bonanza Shareholder"** means a Person who is a registered holder of Bonanza Shares as shown on the share register of Bonanza and for the purposes of the Bonanza Meeting, is a registered shareholder as of the record date therefor, and for the purposes of the Arrangement, is a registered holder as at the Effective Time;

(i) **"Bonanza Shares"** means the Class "A" common voting shares in the capital of Bonanza as constituted on December 21, 2004;

(j) **"Bonanza Warrants"** means the outstanding warrants to purchase Bonanza Shares issued by Bonanza as described in Schedule F to the Arrangement Agreement;

(k) **"Casa Berardi Claims"** means 100% of Fairstar's right, title and interest in and to the Gaudet "A", Gaudet "C", La Peltrié, La Peltrié "B" and Lanouiller claims plus the 1% net smelter return royalty on the Northway claims as more particularly described in Schedule J to the Arrangement Agreement;

(l) **"Computershare"** means Computershare Trust Company of Canada, registrar and transfer agent for Bonanza, Taurus and Newco;

(m) **"Court"** means the Supreme Court of British Columbia ;

(n) **"Dissent Rights"** means the right to dissent to the Arrangement described in Article 3 hereof;

(o) **"Dissenting Bonanza Shareholder"** means a Bonanza Shareholder who has duly exercised a Dissent Right pursuant to Article 3 hereof and who is ultimately entitled to be paid the fair value of the Bonanza Shares held by such Bonanza Shareholder;

(p) **"Dissenting Taurus Shareholder"** means a Taurus Shareholder who has duly exercised a Dissent Right pursuant to Article 3 hereof and who is ultimately entitled to be paid the fair value of the Taurus Shares held by such Taurus Shareholder;

(q) **"Effective Date"** means the date on which a certified copy of the Final Order approving either Part A of Section 2.2 hereof or both Part A and Part B of Section 2.2 hereof is accepted for filing by the Registrar, thereby giving effect to this Plan of Arrangement;

(r) **"Effective Time"** means the time when the transactions herein will be deemed to have all completed, which shall be 2:01 p.m. (Vancouver time) on the Effective Date;

(s) **"Fairstar"** means Fairstar Explorations Inc.;

(t) **"FairstarSub"** means 0710882 B.C. Ltd., a wholly owned subsidiary of Fairstar incorporated under the BCBCA;

(u) **"FairstarSub Shares"** means all issued and outstanding shares of FairstarSub, which are held by the sole shareholder, Fairstar, immediately prior to completion of the Arrangement;

(v) **"Fenelon Project"** means the gold project in Quebec held jointly by Taurus as to a 62% interest and Fairstar as to a 38% interest, as more particularly described in Schedule J to the Arrangement Agreement;

(w) **"Final Order"** means the final order of the Court approving this Plan of Arrangement;

(x) **"Interim Order"** means the interim order of the Court providing for, among other things, the calling and holding of the Bonanza Meeting and the Taurus Meeting, as such order may be amended, supplemented or varied by the Court;

(y) **"Letter of Transmittal"** means the letter of transmittal form forwarded by Newco to Taurus Shareholders and to Bonanza Shareholders;

(z) **"Newco"** means 0710887 B.C. Ltd., a British Columbia corporation which is and will be, immediately prior to the Effective Time, wholly-owned by Bonanza;

(aa) **"Newco Options"** means options to purchase Newco Shares which are to be issued in exchange for Bonanza Options and Taurus Options in accordance with §2.2(e) and §2.2(f) of this Plan of Arrangement;

(bb) **"Newco Shares"** means common shares in the capital of Newco;

(cc) **"Newco Warrants"** means warrants to purchase Newco Shares which are to be issued in exchange for Bonanza Warrants and Taurus Warrants in accordance with §2.2(e) and §2.2(f) of this Plan of Arrangement;

(dd) **"Person"** means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal;

(ee) **"Registrar"** means the Registrar of Companies appointed pursuant to the BCBCA;

(ff) **"Special Resolution"** has the meaning set out in the BCBCA for Bonanza and Taurus, and has the meaning set out in the CBCA for Fairstar;

(gg) **"Taurus"** means International Taurus Resources Inc., a company governed by the BCBCA;

(hh) **"Taurus Meeting"** means the extraordinary general meeting of Taurus Shareholders to be held pursuant to the Interim Order for the purpose of considering, among other things, the Arrangement Resolution of Taurus, including any adjournment or adjournments thereof;

(ii) **"Taurus Options"** means the options to acquire Taurus Shares and those Agent's options all as described in Schedule B to the Arrangement Agreement;

(jj) **"Taurus Shareholder"** means a Person who is a registered holder of Taurus Shares as shown on the share register of Taurus and for the purposes of the Taurus Meeting, is a registered shareholder as of the record date therefor, and for the purposes of the Arrangement, is a registered holder as at the Effective Time;

(kk) "**Taurus Shares**" means the common shares in the capital of Taurus as constituted on December 21, 2004;

(ll) "**Taurus Warrants**" means the outstanding warrants to purchase Taurus Shares issued by Taurus and described in Schedule B of the Arrangement Agreement.

Interpretation Not Affected by Headings

1.2 The headings contained in this Plan of Arrangement are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan of Arrangement so referenced and § followed by a number or some combination of numbers and letters refers to the section, subsection, paragraph, subparagraph, clause or subclause of this Plan of Arrangement so designated. References to Articles is to this Plan of Arrangement unless otherwise stated. The terms "**this Plan of Arrangement**", "**hereof**" and "**hereunder**" and similar expressions refer to this Plan of Arrangement and not to any particular Article, section, subsection, paragraph, subparagraph, clause of subclause hereof and include any agreement or instrument supplemental therewith.

Governing Law

1.3 This Plan of Arrangement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Time of Essence

1.4 Time will be of the essence of this Plan of Arrangement.

Currency

1.5 Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Number

1.6 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only will include the plural and *vice versa*, words importing the masculine gender will include the feminine and neuter genders and *vice versa*.

References to Persons

1.7 A reference to a Person includes any successor to that Person.

## 2. THE ARRANGEMENT

2.1 The Arrangement comprises and shall be effected as two separate and discrete series of transactions as set out in §2.2. The first discrete series of transactions are set out in Part A of §2.2 and involve Newco, Taurus and Bonanza and such transactions are not dependent on

the second series of discrete transactions, which are set out in Part B of §2.2 involving Newco and FairstarSub. If for any reason the conditions for completion of Part B of §2.2 of the Arrangement as are specified herein and in the Final Order are not met, then Part A of §2.2 of the Arrangement will be completed alone and not Part B of §2.2. For greater certainty, Part B of §2.2 cannot be effected without Part A of §2.2 being completed.

2.2 At the Effective Time, subject to the provisions of §2.1 and Article 3 hereof, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

Part A

(a) each four (4) Bonanza Shares held by each Bonanza Shareholder (other than any Dissenting Bonanza Shareholders) shall be, and be deemed to be, transferred to Newco in exchange for the issue of one (1) Newco Share;

(b) the names of the Bonanza Shareholders shall be removed from the register of Bonanza Shareholders and the names of the Bonanza Shareholders (other than any Dissenting Bonanza Shareholders) will be recorded as the holders of the Newco Shares issued to them pursuant to §2.2(c) above;

(c) each five (5) Taurus Shares held by each Taurus Shareholder (other than any Dissenting Taurus Shareholders) shall be, and be deemed to be, transferred to Newco in exchange for the issue of one (1) Newco Share;

(d) the names of the Taurus Shareholders shall be removed from the register of Taurus Shareholders and the names of the Taurus Shareholders (other than any Dissenting Taurus Shareholders) will be recorded as the holders of the Newco Shares issued to them pursuant to §2.2(c) above;

(e) each four (4) Bonanza Options and each four (4) Bonanza Warrants shall be exchanged for one (1) Newco Option and one (1) Newco Warrant, respectively, which Newco Option or Newco Warrant shall entitle the holder thereof to receive, and such holder shall accept, upon the exercise thereof, in lieu of the number of Bonanza Shares that would have been issuable upon the exercise of such Bonanza Option or Bonanza Warrant, the number of Newco Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Bonanza Shares to which such holder was theretofore entitled upon such exercise. The term to expiry of such Newco Option or Newco Warrant shall be the same as is provided for in such Bonanza Option or Bonanza Warrant and the exercise consideration required to exercise each Newco Option or Newco Warrant and acquire one (1) Newco Share shall be four times the exercise consideration provided for in such Bonanza Option or Bonanza Warrant so that in each case the aggregate exercise price remains the same;

(f) each five (5) Taurus Options and each five (5) Taurus Warrants shall be exchanged for one (1) Newco Option and one (1) Newco Warrant, respectively, which

Newco Option or Newco Warrant shall entitle the holder thereof to receive, and such holder shall accept, upon the exercise thereof, in lieu of the number of Taurus Shares that would have been issuable upon the exercise of such Taurus Option or Taurus Warrant, the number of Newco Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Taurus Shares to which such holder was theretofore entitled upon such exercise. The term to expiry of such Newco Option or Newco Warrant shall be the same as is provided for in such Taurus Option or Taurus Warrant and the exercise consideration required to exercise each Newco Option or Newco Warrant and acquire one (1) Newco Share shall be five times the exercise consideration provided in such Taurus Option or Taurus Warrant so that in each case the aggregate exercise price remains the same;

(g) no fractional Newco Share nor fractional Newco Option or Newco Warrant will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular shareholder) and fractions will be rounded down to the next nearest whole Newco Share, Newco Option or Newco Warrant, as the case may be;

(h) the one share of Newco held by Bonanza, shall be, and be deemed to be transferred to Newco and returned to the treasury of Newco and cancelled, in consideration of $1.00 paid by Newco to Bonanza; and

(i) the name of Bonanza shall be removed from the register of shareholders of Newco.

Part B

Providing that Part A has completed and provided that FairstarSub has been vested in all of Fairstar's right, title and interest in and to the Fenelon Project and Casa Berardi Claims in accordance with the Arrangement Agreement, then:

(j) all the FairstarSub Shares held by Fairstar, the sole shareholder of FairstarSub, shall be, and be deemed to be, transferred to Newco;

(k) Newco shall issue to Fairstar in consideration for the transfer of the shares of FairstarSub, 6,500,000 Newco Shares and Bonanza shall, on behalf of Newco, pay certain creditors of Fairstar $300,000;

(l) the name of Fairstar shall be removed from the register of shareholders of FairstarSub and Fairstar will be recorded as the holder of the Newco Shares issued to it pursuant to §2.2(k).

2.3 With respect to each Bonanza Share:

(a) at the Effective Time, the Bonanza Shareholder thereof will be deemed, without any further action on their part, to have executed and delivered any necessary transfer form, power of attorney or assignment required to transfer such shares to Newco in law in accordance with §2.2; and

(b) immediately thereafter, the certificates representing the Bonanza Shares held by former Bonanza Shareholders, will be deemed to have been cancelled subsequent to their transfer to Newco and will be replaced by a single share certificate registered in the name of Newco;

(c) Newco will be and will be deemed to be the lawful owner and transferee of all such Bonanza Shares, and the outstanding Bonanza Shares will be deemed to be cancelled and returned to the authorized but unissued capital of Bonanza. Thereafter, any director of Newco will be authorized to execute any such further documents and assurances as may be required by any transfer agent or depositary to fully effectuate the transfer and cancellations contemplated hereby.

2.4 With respect to each Taurus Share:

(a) at the Effective Time, the Taurus Shareholder thereof will be deemed, without any further action on their part, to have executed and delivered any necessary transfer form, power of attorney or assignment required to transfer such shares to Newco in law in accordance with §2.2; and

(b) immediately thereafter, the certificates representing the Taurus Shares held by former Taurus Shareholders, will be deemed to have been cancelled subsequent to their transfer to Newco and will be replaced by a single share certificate registered in the name of Newco;

(c) Newco will be and will be deemed to be the lawful owner and transferee of all such Taurus Shares, and the outstanding Taurus Shares will be deemed to be cancelled and returned to the authorized but unissued capital of Taurus. Thereafter, any director of Newco will be authorized to execute any such further documents and assurances as may be required by any transfer agent or depositary to fully effectuate the transfer and cancellations contemplated hereby.

2.5 If Part B is completed, then with respect to each FairstarSub Share:

(a) at the Effective Time, Fairstar will be deemed, without any further action on its part, to have executed and delivered any necessary transfer form, power of attorney or assignment required to transfer such shares to Newco in law in accordance with §2.2; and

(b) immediately thereafter, the certificates representing the FairstarSub Shares formerly held by Fairstar, will be deemed to have been cancelled subsequent to their transfer to Newco and will be replaced by a single share certificate registered in the name of Newco;

(c) Newco will be and will be deemed to be the lawful owner and transferee of all such FairstarSub Shares, and the outstanding FairstarSub Shares will be deemed to be cancelled and returned to the authorized but unissued capital of FairstarSub. Thereafter, any director of Newco will be authorized to execute any such further documents and assurances as may be required by any transfer agent or depositary to fully effectuate the transfer and cancellations contemplated hereby.

2.6 Notwithstanding that the transactions or events set out in §2.2, §2.3, §2.4 and §2.5 shall occur and shall be deemed to occur in the order therein set out without any further act or formality, each of Taurus, Bonanza, Fairstar and FairstarSub, as applicable, agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in §2.2, §2.3, §2.4 and §2.5 including, without limitation, any resolutions of directors authorizing the issue, transfer or cancellation of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor and any necessary additions to or deletions from share registers.

2.7 Upon completion of the matters set forth in paragraphs 2.1 to 2.6 above, Bonanza shall be deemed to have reduced its capital account to the extent necessary to eliminate its accumulated deficit as calculated in accordance with generally accepted accounting principles calculated to the Effective Time as determined by the auditors of Newco and which is estimated to be in an amount of approximately $19.5 million.

## 3. RIGHTS OF DISSENT

3.1 Taurus Shareholders registered as such on the record date of the Taurus Meeting may exercise rights of dissent pursuant to and in the manner set forth in subsection 238(d) of the BCBCA, provided that the notice of dissent duly executed by such Taurus Shareholder is received by Taurus's registered and records office 48 hours in advance of the time of the Taurus Meeting. Dissenting Taurus Shareholders are ultimately entitled to be paid fair value for their Taurus Shares and shall be deemed to have transferred their Taurus Shares to Taurus for cancellation immediately at the Effective Time and in no case shall Taurus be required to recognize such Persons as holding Taurus Shares after the Effective Time.

3.2 Taurus Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Taurus Shares, shall be deemed to have participated in the Arrangement on the same basis as a Taurus Shareholder who is not a Dissenting Taurus Shareholder and shall receive Newco Shares on the same basis as every other Taurus Shareholder as provided in §2.2(c) of this Plan of Arrangement.

3.3 Bonanza Shareholders registered as such on the record date of the Bonanza Meeting may exercise rights of dissent pursuant to and in the manner set forth in subsection 238(d) of the BCBCA, provided that the notice of dissent duly executed by such Bonanza Shareholder is received by Bonanza's registered and records office 48 hours in advance of the time of the Bonanza Meeting. Dissenting Bonanza Shareholders are ultimately entitled to be paid fair value for their Bonanza Shares and shall be deemed to have transferred their Bonanza Shares to Bonanza for cancellation immediately at the Effective Time and in no case shall Bonanza be required to recognize such Persons as holding Bonanza Shares after the Effective Time.

3.4 Bonanza Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Bonanza Shares, shall be deemed to have participated in the Arrangement on the same basis as a Bonanza Shareholder who is not a Dissenting Bonanza

Shareholder and shall receive Newco Shares on the same basis as every other Bonanza Shareholder as provided in §2.2(a) of this Plan of Arrangement.

## 4. CERTIFICATES AND DOCUMENTATION

Entitlement to Newco Certificates

4.1 After the Effective Date, and subject to §4.4, the Taurus Shareholders (other than Dissenting Taurus Shareholders) and the holders of Taurus Options and Taurus Warrants will be entitled to receive a certificate or certificates or other documentation representing their Newco Shares, Newco Options and Newco Warrants as the case may be.

4.2 After the Effective Date, and subject to §4.4, the Bonanza Shareholders (other than Dissenting Bonanza Shareholders) and holders of Bonanza Options and Bonanza Warrants will be entitled to receive a certificate or certificates or other documentation representing their Newco Shares, Newco Options and Newco Warrants as the case may be.

4.3 After the Effective Date, Fairstar shall receive a certificate or certificates representing its Newco Shares issued pursuant to §2.2(k).

Transmittal Letter for Common Shares Only

4.4 Where a Taurus Shareholder has delivered to Computershare the certificates representing such Taurus Shareholder's shares, and a duly completed Letter of Transmittal, Newco will:

(a) forward or cause to be forwarded by first class insured mail to the Taurus Shareholder at the address specified in the Letter of Transmittal, if any;

(b) if requested by the Taurus Shareholder in the Letter of Transmittal, to make available at the place so designated in the Letter of Transmittal in Vancouver for pick-up by the Taurus Shareholder; or

(c) if the Letter of Transmittal neither specifies an address nor contains a request as described in §4.4(b), to forward or cause to be forwarded to the Taurus Shareholder at the address of the Taurus Shareholder as shown on the register of shareholders of Taurus;

a certificate or certificates representing the Newco Shares required to be delivered to such Taurus Shareholder pursuant to the provisions hereof.

Where a Taurus Shareholder has not delivered to Computershare the certificates representing such Taurus Shares or a duly completed Letter of Transmittal, Newco will hold the certificate or certificates representing the Newco Shares pending receipt from the Taurus Shareholder of a Letter of Transmittal and an affidavit of loss and indemnity, both satisfactory in form and substance to Newco.

4.5 Where a Bonanza Shareholder has delivered to Computershare the certificates representing such Bonanza Shareholder's shares and a duly completed Letter of Transmittal, Newco will:

(a) forward or cause to be forwarded by first class insured mail to the Bonanza Shareholder at the address specified in the Letter of Transmittal, if any;

(b) if requested by the Bonanza Shareholder in the Letter of Transmittal, to make available at the place so designated in the Letter of Transmittal in Vancouver for pick-up by the Bonanza Shareholder; or

(c) if the Letter of Transmittal neither specifies an address nor contains a request as described in §4.5(b), to forward or cause to be forwarded to the Bonanza Shareholder at the address of the Bonanza Shareholder as shown on the register of shareholders of Bonanza;

a certificate or representing the Newco Shares required to be delivered to such Bonanza Shareholder pursuant to the provisions hereof.

Where a Bonanza Shareholder has not delivered to Computershare the certificates representing such Bonanza Shares or a duly completed Letter of Transmittal, Newco will hold the certificate or certificates representing the Newco Shares pending receipt from the Bonanza Shareholder of a Letter of Transmittal and an affidavit of loss and indemnity, both satisfactory in form and substance to Newco.

Termination of Rights

4.6 Any certificate formerly representing Taurus Shares that is not deposited with all other documents as provided in §4.4 on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of such Taurus Shareholder to receive Newco Shares will be deemed to be surrendered to Newco, together with all dividends or distributions thereon held for such holder.

4.7 Any certificate formerly representing Bonanza Shares that is not deposited with all other documents as provided in §4.5 on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of such Bonanza Shareholder to receive Newco Shares will be deemed to be surrendered to Newco, together with all dividends or distributions thereon held for such holder.

Distributions

4.8 Any dividends paid or distributions made in respect of the Newco Shares issued to Taurus Shareholders for which a certificate representing Newco Shares has not been delivered to such holder in accordance with §4.4 will be paid or delivered to Computershare to be held, subject to §4.6 hereof, in trust for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate representing Taurus Shares in accordance with §4.4.

4.9 Any dividends paid or distributions made in respect of the Newco Shares issued to Bonanza Shareholders for which a certificate representing Newco Shares has not been delivered to such holder in accordance with §4.5 will be paid or delivered to Computershare to be held, subject to §4.7 hereof, in trust for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate representing Bonanza Shares in accordance with §4.5.

**5. AMENDMENT**

5.1 Taurus, Bonanza, FairstarSub and Fairstar reserve the right to collectively amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the latest of the dates the Arrangement Resolutions are adopted by each of the Bonanza Shareholders, the Taurus Shareholders and Fairstar, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Taurus Shareholders and the Bonanza Shareholders and Fairstar, and in any event communicated to them, and in either case in the manner required by the Court. In the event only Part A of §2.2 is completed, then the forgoing shall be read excluding any reference to Fairstar and FairstarSub.

5.2 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Taurus and Bonanza may be made at any time prior to or at the Taurus Meeting and the Bonanza Meeting, with or without any other prior notice or communication and, if so proposed and accepted by the Taurus Shareholders and the Bonanza Shareholders voting at the Meeting will become part of this Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Taurus Meeting and the Bonanza Meeting will be effective only if it is consented to by each of Taurus and Bonanza if the Court so directs.